SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-32447

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K☐ Form 20-F☐ Form 11-K☐ Form 10-Q☐ Form 10-D ☐ Form N-SAR
For Period Ended: December 31, 2005

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: _________________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

Part I. Registrant Information

Full name of registrant: SAXON CAPITAL, INC.______
Former name if applicable: _____________________________
Address of principal executive office (Street and number):  4860 Cox Road, Suite 300
City, State and Zip Code: Glen Allen, Virginia 23060

Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. [(Attach extra sheets if needed.)]

The registrant is unable to file its Annual Report (the "Annual Report") on Form 10-K for its fiscal year ended December 31, 2005 by the prescribed date of March 16, 2006 due to additional time needed to complete the preparation of the Form 10-K in light of the Company’s March 14, 2006 decision to restate its financial statements as of December 31, 2004 and for the years ended December 31, 2003, and 2004, and other financial information as of December 31, 2003 and as of and for the years ended December 31, 2001 and 2002, and its interim unaudited quarterly data for the quarters ended March 31, 2005 and 2004, June 30, 2005 and 2004, and September 30, 2005 and 2004, and December 31, 2004.  These restatements relate to the accounting treatment for certain derivative transactions under the Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”).

The registrant intends to file the Annual Report on Form 10-K for its fiscal year ended December 31, 2005, which will include restated consolidated financial statements as of December 31, 2004 and for the years ended December 31, 2003 and 2004, and other financial information as of December 31, 2003 and as of and for the years ended December 31, 2001 and 2002, and will reflect the restatement of the unaudited quarterly data for the quarters ended March 31, 2005 and 2004, June 30, 2005 and 2004, September 30, 2005 and 2004, and December 31, 2004 on or prior to the prescribed extended date.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

                        Robert B. Eastep     (804)967-7400
                            (Name)     (Area code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because the registrant is in the process of reviewing the full impact of the restatement of previously-issued financial statements for the periods to be restated, the registrant has not yet quantified the change in results of operations from 2001 to the third quarter of 2005 that may be reflected by the earnings statements to be included in the company’s Form 10-K for the year ended December 31, 2005. The registrant anticipates that such resulting changes could be significant. Also see above statement under “Part III - Narrative.”

SAXON CAPITAL, INC.
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2006	By:	/s/ Robert B. Eastep
Robert B. Eastep
Executive Vice President and Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).